Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-172554 and 333-172554-01
The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2011
PRICING SUPPLEMENT NO. 2011—MTNDG0152 DATED NOVEMBER     , 2011
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Digital Return Notes Based on the Value of the Russell 2000® Index Due May   , 2013
$1,000 per Digital Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

¾	The Digital Notes will have a maturity of approximately 18 months and will mature on May , 2013 (expected to be May 23, 2013). We will not make any payments on the Digital Notes prior to maturity.

¾	The Digital Notes are based on the closing value of the Russell 2000® Index (which we also refer to as the underlying index).

¾
You will receive at maturity for each Digital Note you hold a maturity payment based on the percentage change in the closing value of the Russell 2000® Index from the date on which the Digital Notes are priced for initial sale to the public (which we refer to as the pricing date) to May    , 2013 (expected to be May 20, 2013), subject to postponement for non-index business days and certain market disruption events (which we refer to as the valuation date).  The maturity payment may be greater than or less than the $1,000 stated principal amount of the Digital Notes, but will never be equal to the $1,000 stated principal amount of the Digital Notes.

¾
If the final index value (the closing value of the underlying index on the valuation date) is greater than or equal to 70% of the initial index value (the closing value of the underlying index on the pricing date), at maturity you will receive for each Digital Note you then hold the $1,000 stated principal amount per Digital Note plus a fixed return amount of $194.00 to $200.00 (19.40% to 20.00% of the $1,000 stated principal amount) (to be determined on the pricing date) per Digital Note.

¾
If the final index value is less than 70% of the initial index value, at maturity you will receive for each Digital Note you then hold a payment equal to the $1,000 stated principal amount per Digital Note plus the product of (i) $1,000 and (ii) the percentage change in the closing value of the underlying index from the pricing date to the valuation date, which will be negative.  Thus, if the final index value is less than 70% of the initial index value (regardless of the closing value of the underlying index at any other time during the term of the Digital Notes), you will participate fully in the decline in the closing value of the underlying index, and your maturity payment will be less than $700 per Digital Note and could be zero.

¾
The maturity payment may be less than the $1,000 stated principal amount of the Digital Notes.  If the closing value of the underlying index declines by more than 30% from the pricing date to the valuation date, you will participate fully in such decline, and the value of the Digital Notes at maturity will be less than $700 per Digital Note and could be zero.

¾
The maturity payment will not be more than the $1,000 stated principal amount of the Digital Notes plus a fixed return amount equal to 19.40% to 20.00% (to be determined on the pricing date) of the stated principal amount per Digital Note.  You will not participate in any appreciation in the closing value of the underlying index of greater than 19.40% to 20.00% (to be determined on the pricing date) from the pricing date to the valuation date.

¾	The Digital Notes will not be listed on any securities exchange.

¾	The CUSIP for the Digital Notes is 1730T0QL6. The ISIN for the Digital Notes is US1730T0QL60.

Investing in the Digital Notes involves a number of risks.  See “Risk Factors Relating to the Digital Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Digital Notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The Digital Notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc.  The Digital Notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Digital Note	Total
Public Offering Price	$ 1,000.00	$
Underwriting Fee	$ 20.00	$
Proceeds to Citigroup Funding Inc.	$ 980.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Digital Notes, will receive an underwriting fee of $20.00 for each $1,000 Digital Note sold in this offering.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of $20.00 for each $1,000 Digital Note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Digital Notes declines. You should refer to “Risk Factors Relating to the Digital Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the Digital Notes to purchasers on or about November   , 2011.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A
What Are the Digital Notes?

The Digital Return Notes Based on the Value of the Russell 2000® Index due May   , 2013 (expected to be May 23, 2013), or the Digital Notes, offer a potential fixed return at maturity if the closing value of the Russell 2000® Index (which we also refer to as the underlying index) on the valuation date is greater than or equal to 70% of the closing value of the underlying index on the pricing date, and full exposure to any decline of more than 30% in the closing value of the underlying index from the pricing date to the valuation date.  The valuation date will be May     , 2013 (expected to be May 20, 2013), subject to postponement for non-index business days and certain market disruption events.  The Digital Notes are not principal protected and do not pay periodic interest or dividends.  Because the potential positive return at maturity is fixed, you will not participate in any appreciation in the closing value of the underlying index in excess of the fixed return percentage of 19.40% to 20.00% (to be determined on the pricing date).

At maturity you will receive for each Digital Note you hold a maturity payment, which may be greater than or less than the $1,000 stated principal amount of the Digital Notes and which could be zero.  The maturity payment will be based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date.  If the final index value (the closing value of the underlying index on the valuation date) is greater than or equal to 70% of the initial index value (the closing value of the underlying index on the pricing date), the maturity payment will equal the $1,000 stated principal amount per Digital Note plus a fixed return amount of $194.00 to $200.00 (19.40% to 20.00% of the $1,000 stated principal amount) (to be determined on the pricing date) per Digital Note.  If the final index value is less than 70% of the initial index value (representing a decrease of more than 30% from the initial index value), the maturity payment will equal the $1,000 stated principal amount per Digital Note plus the product of (i) $1,000 and (ii) the percentage change in the closing value of the underlying index from the pricing date to the valuation date, which will be negative.  In this scenario, your maturity payment would be less than $700 per Digital Note and could be zero.

For more specific information about the payment at maturity on the Digital Notes, the determination of an index business day and the effect of a market disruption event on the determination of the payment at maturity on the Digital Notes, please see “Description of the Digital Notes” in this pricing supplement.

The Digital Notes will have a maturity of approximately 18 months and will mature on May   , 2013 (expected to be May 23, 2013) and do not provide for earlier redemption by you or by us.  The Digital Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc., and as a result of the guarantee any payments due under the Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.  All payments on the Digital Notes are subject to the credit risk of Citigroup Inc.

Each Digital Note represents a stated principal amount of $1,000.  The minimum investment amount will be $1,000.  You may transfer the Digital Notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the Digital Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Digital Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Digital Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest or Dividend Payments on the Digital Notes?

No.  We will not make any periodic payments of interest on the Digital Notes.  In addition, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of November 17, 2011, yield an average of 1.65% per year.  If this average dividend yield remained constant for the term of the Digital Notes, this would be equivalent to 2.48% (calculated on a simple interest basis) over the approximately 18-month term of the Digital Notes.  However, it is impossible to predict whether the dividend yield over the term of the Digital Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.

How Will the Percentage Change in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date Be Calculated?

The percentage change in the closing value of the underlying index from the pricing date to the valuation date will be calculated as follows:

final index value – initial index value
initial index value

The initial index value equals      , the closing value of the underlying index on the pricing date.

The final index value will equal the closing value of the underlying index on the valuation date.

Is There a Possibility of Loss of Principal?

Yes.  If the final index value is less than 70% of the initial index value, at maturity you will receive an amount in cash that is less than $700 per Digital Note and may be zero.  This will be true even if the closing value of the underlying index is greater than or equal to 70% of the initial index value at one or more times over the term of the Digital Notes.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Digital Notes—What You Could Receive at Maturity—Hypothetical Examples” in this pricing supplement.

What Is the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group (“Russell”), or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small capitalization equities. The Russell 2000® Index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000 Index. As of November 17, 2011, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

An investment in the Digital Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.  See “—Will I Receive Any Interest or Dividend Payments on the Digital Notes?” above.

How Has the Russell 2000® Index Performed Historically?

We have provided a table showing the high, low and end-of-quarter closing values of the Russell 2000® Index for each quarter in the period from January 3, 2006 to November 17, 2011 as well as a graph showing the closing values of the Russell 2000® Index on each day such closing values were available from January 3, 2006 to November 17, 2011. You can find the table and the graph in the section “Historical Data on the Underlying Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Digital Notes—The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Digital Notes?

Please see the discussion below under “Risk Factors Relating to the Digital Notes—The U.S. Federal Tax Consequences of an Investment in the Digital Notes Are Unclear.”

Will the Digital Notes Be Listed on a Securities Exchange?

No.  The Digital Notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding Inc. is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding Inc.’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Digital Notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. intends to buy and sell Digital Notes to create a secondary market for holders of the Digital Notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, Citigroup Global Markets Inc. will not be obligated to engage in any market-making activities or continue them once it has started.

Citigroup Global Markets Inc. will also act as calculation agent for the Digital Notes. As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the Digital Notes. You should refer to “Risk Factors Relating to the Digital Notes—The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Digital Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding Inc. expects to hedge its obligations under the Digital Notes through one or more of its affiliates. This hedging activity likely will involve trading in one or more of the stocks included in the underlying index and/or in other instruments, such as options, swaps or futures, based upon the underlying index and/or the stocks included in the underlying index. This hedging activity on or prior to the pricing date could increase the closing value of the underlying index and potentially increase the initial index value and, therefore, the value above which the underlying index must close on the valuation date in order for you to receive the fixed return amount at maturity. This hedging activity also could affect the closing value of the underlying index during the term of the Digital Notes and, therefore, the market value of the Digital Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding Inc.’s affiliate Citigroup Global Markets Inc. may be willing to purchase your Digital Notes in the secondary market. Moreover, this hedging activity may result in Citigroup Funding Inc. or its affiliates receiving a profit, even if the market value of the Digital Notes declines. You should refer to “Risk Factors Relating to the Digital Notes—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “—The Price at Which You Will Be Able to Sell Your Digital Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Digital Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal

Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Digital Notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Digital Notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Digital Notes or (B) its acquisition and holding of the Digital Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.  However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Digital Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Digital Notes by the account, plan or annuity.  Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the Digital Notes are subject to a number of risks.  Please refer to the section “Risk Factors Relating to the Digital Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE DIGITAL NOTES

Because the terms of the Digital Notes differ from those of conventional debt securities in that the maturity payment may be less than the stated principal amount of the Digital Notes and will be based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date, an investment in the Digital Notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the closing value of the underlying index and other events that are difficult to predict and beyond our control.

You Will Receive Less Than the Stated Principal Amount of Your Digital Notes at Maturity if the Closing Value of the Underlying Index Declines By More Than 30% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the closing value of the underlying index from the pricing date to the valuation date.  If the final index value has declined by more than 30% from the initial index value, the amount you receive for each Digital Note will be less than $700 per Digital Note and could be zero.  This will be true even if the closing value of the underlying index is greater than or equal to 70% of the initial index value at one or more times during the term of the Digital Notes.  There is no minimum payment at maturity on the Digital Notes.

You Will Not Receive Any Periodic Payments on the Digital Notes

You will not receive any periodic payments of interest or any other periodic payments on the Digital Notes.  In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index. See “—Your Return on the Digital Notes Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Included in the Underlying Index.”

Your Participation in Any Appreciation of the Russell 2000® Index Will Be Limited

The opportunity to participate in any increase in the closing value of the underlying index from the pricing date to the valuation date is limited because the return, if any, you receive at maturity will be limited to the fixed return amount of $194.00 to $200.00 (19.40% to 20.00% of the $1,000 stated principal amount) (to be determined on the pricing date) per Digital Note. Therefore, the return on the Digital Notes may be less than the return on a similar security that allows you to participate in the appreciation of the closing value of the Russell 2000® Index from the pricing date to the valuation date, or on a direct investment in the Russell 2000® Index, if the final index value is greater than the initial index value by more than 19.40% to 20.00% (to be determined on the pricing date).

The Yield on the Digital Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Digital Notes do not pay any interest.  As a result, if the final index value is less than 70% of the initial index value, the yield on the Digital Notes will be negative and, accordingly, less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) of comparable maturity.

The Digital Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Digital Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Digital Notes

You are subject to the credit risk of Citigroup Inc.  The Digital Notes are not guaranteed by any entity other than Citigroup Inc.  If Citigroup Inc. defaults on its guarantee obligations under the Digital Notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Digital Notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Digital Notes.

The Price at Which You Will Be Able to Sell Your Digital Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the $1,000 Stated Principal Amount Per Digital Note

We believe that the value of your Digital Notes in the secondary market will be affected by the supply of and demand for the Digital Notes, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Digital Notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.  We expect that the market value of the Digital Notes will depend substantially on the extent to which the closing value of the underlying index exceeds or is less than 70% of the initial index value. However, changes in the value of the underlying index may not always be reflected, in full or in part, in the market value of the Digital Notes.  If you choose to sell your Digital Notes when the value of the underlying index exceeds 70% of the initial index value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate between that time and the time when the final index value of the underlying index is determined. In addition, if you choose to sell your Digital Notes when the value of the underlying index is below 70% of the initial index value, you will likely receive significantly less than the $1,000 stated principal amount per Digital Note.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the Digital Notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the Digital Notes the market value of the Digital Notes may decrease.

Events Involving the Companies Included in the Underlying Index. General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the Digital Notes.  In addition, if the dividend yields on those stocks increase, we expect that the market value of the Digital Notes may decrease because the underlying index does not incorporate the value of dividend payments.

Interest Rates.  We expect that the market value of the Digital Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Digital Notes may decrease.

Time Premium or Discount.   As a result of a “time premium” or “discount,” the Digital Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the Digital Notes.  However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the Digital Notes.

Hedging Activities.  Hedging activities related to the Digital Notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index and/or in other instruments, such as options, swaps or futures, based upon the underlying index and/or the stocks included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on or prior to the pricing date could increase the closing value of the underlying index, and potentially increase the initial index value, and, therefore, the value above which the underlying index must close on the valuation date in order for you to receive the fixed return amount at maturity.  This hedging activity during the term of the Digital Notes could also affect the value of the underlying index and therefore the market value of the Digital Notes.  It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Digital Notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets Inc. (“Citigroup Global Markets”) may be willing to purchase your Digital Notes in the secondary market.

Fees and Projected Hedging Profits.  The price, if any, at which Citigroup Global Markets is willing to purchase the Digital Notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the Digital Notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the Digital Notes, as well as the cost of hedging our obligations under the Digital Notes.  The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market prices for the Digital Notes are also likely to be reduced by the costs of unwinding the related hedging transaction.  Our affiliates may realize a profit from the expected hedging activity even if the market value of the Digital Notes declines.  In addition, any secondary market prices for the Digital Notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.  Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the Digital Notes. The Digital Notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the Digital Notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the Digital Notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index from the pricing date to the valuation date.  Changes in the value of the underlying index will affect the trading price of the Digital Notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

The Maturity Payment on the Digital Notes Is Not Based on the Closing Value of the Underlying Index at Any Time Other Than the Valuation Date

The final index value and the maturity payment on your Digital Notes will be based solely on the closing value of the underlying index on the valuation date. Therefore, if the closing value of the underlying index drops precipitously on the valuation date, the maturity payment on your Digital Notes may be significantly less than it would otherwise have been had the maturity payment been linked to the closing value of the underlying index at a time prior to or later than such drop. Although the closing value of the underlying index on the maturity date or at other times during the life of the Digital Notes may be higher than the closing value of the underlying index on the valuation date, you will not benefit from the closing value of the underlying index at any time other than the valuation date.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Digital Notes

The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

Your Return on the Digital Notes Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Included in the Underlying Index

Your return on the Digital Notes will not reflect the return you would realize if you actually owned the stocks included in the underlying index. The value of the underlying index is calculated by reference to the prices of the stocks included in the index, without taking into consideration the value of any dividends paid on those stocks, which as of November 17, 2011 yield an average of 1.65% per year.  If this average dividend yield remained constant for the term of the Digital Notes, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 2.48% (calculated on a simple interest basis) over the approximately 18-month term of the Digital Notes.  However, it is impossible to predict whether the dividend yield over the term of the Digital Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.  The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the Digital Notes.

You May Not Be Able To Sell Your Digital Notes If an Active Trading Market for the Digital Notes Does Not Develop

The Digital Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Digital Notes.  Citigroup Global Markets currently intends, but is not obligated, to make a market in the Digital Notes.  Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Digital Notes.  If the secondary market for the Digital Notes is limited, there may be few buyers should you choose to sell your Digital Notes prior to maturity and this may reduce the price you receive.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Digital Notes, the price at which you may be able to trade your Digital Notes is likely to depend on the price, if any, at which Citigroup Global Markets. is willing to transact.  If at any time Citigroup Global Markets were not to make a market in the Digital Notes, it is likely that there would be no secondary market for the Digital Notes.  Accordingly, you should be willing to hold your Digital Notes to maturity.

The Market Value of the Digital Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the underlying index or derivative instruments relating to such stocks or the underlying index for their own accounts in connection with their normal business practices.  These transactions could affect the price of the stocks included in the underlying index and, thus, the value of the underlying index and the market value of the Digital Notes.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Digital Notes.

Citigroup Global Markets, which is acting as the calculation agent for the Digital Notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial index value, the final index value and the percentage change in the closing value of the underlying index from the pricing date to the valuation date, and will calculate the amount of cash, if any, you will receive at maturity.  Any of these determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Digital Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index and/or in other instruments, such as options, swaps or futures, based upon the underlying index and/or such stocks. This hedging activity may present a conflict between your interest in the Digital Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the underlying index and therefore the market value of the Digital Notes.  It could also be adverse to your interests if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your Digital Notes in the secondary market. Since hedging our obligation under the Digital Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Digital Notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the value of the underlying index, and such value is based on the prices of the stocks included in the underlying index. By investing in the Digital Notes, you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. Moreover, you will not have voting, or any other rights with respect to the stocks included in the underlying index. The publisher of the underlying index and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the Digital Notes or to the holders thereof.

The U.S. Federal Tax Consequences of an Investment in the Digital Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the Digital Notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the Digital Notes are uncertain, and the IRS or a court might not agree with the treatment of the Digital Notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment of the Digital Notes, the tax consequences of the ownership and disposition of the Digital Notes might be affected materially and adversely.  As described below under “Description of the Digital Notes—United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Digital Notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the Digital Notes should review carefully the section of this pricing supplement entitled “Description of the Digital Notes—United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Digital Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE DIGITAL NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Digital Notes.  The description in this pricing supplement of the particular terms of the Digital Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

▪	Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Digital Return Notes Based on the Value of the Russell 2000® Index due May   , 2013 (expected to be May 23, 2013) (the “Digital Notes”) offer a potential fixed return at maturity if the Closing Value of the Russell 2000® Index (the “Underlying Index”) on the Valuation Date is greater than or equal to 70% of the Closing Value of the Underlying Index on the Pricing Date, and full exposure to any decline of more than 30% in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date. The Digital Notes are not principal protected and do not pay periodic interest.  Because the potential positive return at maturity is fixed, you will not participate in any appreciation in the Underlying Index in excess of the fixed return percentage of 19.40% to 20.00% (to be determined on the Pricing Date).

We will not make any periodic payments of interest on the Digital Notes.  Additionally, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the Underlying Index, which as of November 17, 2011 yield an average of 1.65% per year.  If this average dividend yield remained constant for the term of the Digital Notes this would be equivalent to 2.48% (calculated on a simple interest basis) over the approximately 18-month term of the Digital Notes.  However, it is impossible to predict whether the dividend yield over the term of the Digital Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.

All payments on the Digital Notes are subject to the credit risk of Citigroup Inc.  The Digital Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate stated principal amount of Digital Notes issued will be $       (               Digital Notes).  The Digital Notes will have a maturity of approximately 18 months and will mature on May   , 2013 (expected to be May 23, 2013).  The Digital Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding.  The guarantee of payments due under the Digital Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The Digital Notes will be issued only in fully registered form and in denominations of $1,000 per Digital Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Digital Notes and of the senior debt indenture under which the Digital Notes will be issued.

Payment at Maturity

The Digital Notes will have a maturity of approximately 18 months and will mature on May   , 2013 (expected to be May 23, 2013).  At maturity you will receive for each Digital Note you hold a maturity payment, which may be greater than or less than the $1,000 stated principal amount per Digital Note, and which could be zero, based on the percentage change in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date.

▪
If the Final Index Value is greater than or equal to 70% of the Initial Index Value, the maturity payment will equal the $1,000 stated principal amount per Digital Note plus the Fixed Return Amount of $194.00 to $200.00 (19.40% to 20.00% of the $1,000 stated principal amount) (to be determined on the Pricing Date) per Digital Note.

▪
If the Final Index Value is less than 70% of the Initial Index Value (representing a decrease of more than 30% from the Initial Index Value), the maturity payment will equal the $1,000 stated principal amount per Digital Note plus the product of (i) $1,000 and (ii) the percentage change in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date, which will be negative.  In this scenario, your maturity payment will be less than $700 per Digital Note and could be zero.

The percentage change in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date will be calculated as follows:

Final Index Value – Initial Index Value
Initial Index Value

The “Initial Index Value” equals      , the Closing Value of the Underlying Index on the Pricing Date.

The “Final Index Value” will equal the Closing Value of Underlying Index on the Valuation Date.

The “Pricing Date” means November    , 2011 (expected to be November 18, 2011), the date on which the Digital Notes will be priced for initial sale to the public.

The “Valuation Date” means May    , 2013 (expected to be May 20, 2013).  If the originally scheduled Valuation Date is not an Index Business Day, the Valuation Date may be postponed by the Calculation Agent, but not past the Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may postpone the Valuation Date as described below in the definition of “Closing Value.”

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Calculation Agent” means Citigroup Global Markets, an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

The “Closing Value” means the closing value of the Index as published by the Index Publisher (as defined below), subject to the terms described under “—Discontinuance of the Index” and “—Alteration of Method of Calculation” below.  If the Closing Value of the Underlying Index is not available or a Market Disruption Event occurs on the originally scheduled Valuation Date, the Closing Value of the Underlying Index for the Valuation Date, unless postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent.  If a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may postpone the Valuation Date for up to two consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Business Day immediately prior to the Maturity Date.

The “Fixed Return Amount” equals $194.00 to $200.00 (19.40% to 20.00% of the $1,000 stated principal amount) (to be determined on the Pricing Date) per Digital Note.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the value of the Underlying Index or any Successor Index is calculated and published and on which securities comprising more than 80% of the value of that index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Value of that index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Digital Notes, absent manifest error.

The “Index Publisher” is Russell Investment Group.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index, (b) any options or futures contracts, or any options on such futures contracts, relating to the Underlying Index or any Successor Index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.  For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

The “Maturity Date” means May   , 2013 (expected to be May 23, 2013).

What You Could Receive at Maturity—Hypothetical Maturity Payments

The following hypothetical examples and graph show hypothetical maturity payments on the Digital Notes for a range of Final Index Values.  The following examples are for purposes of illustration only and would provide different results if different assumptions were applied.  The actual amount you receive in respect of the Digital Notes at maturity will depend on the actual Initial Index Value, Final Index Value and Fixed Return Amount.  The graph and examples below are based on the following assumptions:

•	Stated Principal Amount: $1,000 per Digital Note

•	Initial Index Value: 718.75

•	Fixed Return Amount: $197 per Digital Note (19.70% of the $1,000 stated principal amount per Digital Note)

•	Minimum Payment at Maturity: None

•	Maximum Payment at Maturity: $1,197

You will not be entitled to receive any dividends paid with respect to the stocks that constitute the Underlying Index, which as of November 17, 2011 yield an average of 1.65% per year.  If this average dividend yield remained constant for the term of the Digital Notes, this would be equivalent to 2.48% (calculated on a simple interest basis) over the approximately 18-month term of the Digital Notes.  However, it is impossible to predict whether the dividend yield over the term of the Digital Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.  The payment scenarios below do not show any effect of lost dividend yield over the term of the Digital Notes.

Hypothetical Payments at Maturity Diagram

Example 1 – The Closing Value of the Underlying Index increases 5.00% from the Initial Index Value of 718.75 to a Final Index Value of 754.69.  Because the Final Index Value is greater than 70% of the Initial Index Value, Citigroup Funding will pay a maturity payment calculated as follows per $1,000 stated principal amount Digital Note:

$1,000 + Fixed Return Amount

$1,000 + $197 = $1,197

Example 2 – The Closing Value of the Underlying Index increases 30.00% from the Initial Index Value of 718.75 to a Final Index Value of 934.38.  Because the Final Index Value is greater than 70% of the Initial Index Value, Citigroup Funding will pay a maturity payment calculated as follows per $1,000 stated principal amount Digital Note:

$1,000 + Fixed Return Amount

$1,000 + $197 = $1,197

In this scenario, the fixed percentage return on the Digital Notes is lower than the percentage change in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date.

Example 3 – The Closing Value of the Underlying Index decreases 10.00% from the Initial Index Value of 718.75 to a Final Index Value of 646.88.  Because the Final Index Value is greater than 70% of the Initial Index Value, Citigroup Funding will pay a maturity payment calculated as follows per $1,000 stated principal amount Digital Note:

$1,000 + Fixed Return Amount

$1,000 + $197 = $1,197

Example 4 – The Closing Value of the Underlying Index decreases 40.00% from the Initial Index Value of 718.75 to a Final Index Value of 431.25.  Because the Final Index Value is less than 70% of the Initial Index Value, Citigroup Funding will pay a maturity payment calculated as follows per $1,000 stated principal amount Digital Note:

$1,000 + [$1,000 x [(Final Index Value – Initial Index Value)/Initial Index Value]]

$1,000 + [$1,000 x -40%] = $1,000 - $400 = $600

Discontinuance of the Index

If the Index Publisher discontinues publication of the Underlying Index and it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Index, then the value of the Underlying Index will be determined by reference to the value of that successor or substitute index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Digital Notes.

If the Index Publisher discontinues publication of the Underlying Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the Closing Value of the Underlying Index, the value to be substituted for the Underlying Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the Underlying Index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the Underlying Index as described above, the Successor Index or value will be substituted for the Underlying Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the market value of the Digital Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Digital Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or Successor Index is changed in any material respect, or if the Underlying Index or Successor Index is in any other way modified so that the value of the Underlying Index or Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Underlying Index or Successor Index as if the changes or modifications had not been made.  For example, if the method of calculating the Underlying Index or Successor Index is modified so that the value of the Underlying Index or Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of that index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Digital Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Digital Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Digital Notes will be determined by the Calculation Agent and will equal, for each Digital Note, the maturity payment, calculated as though the Valuation Date were the date of such acceleration.  See “—Payment at Maturity” above.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Digital Notes will be capped at the maturity payment, calculated as though the Valuation Date were the date of the commencement of the proceeding.

In case of default in the maturity payment of the Digital Notes, the Digital Notes shall bear interest, payable upon demand of the beneficial owners of the Digital Notes in accordance with the terms of the Digital Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Digital Notes and will also hold the global security representing the Digital Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Digital Notes.

CUSIP

The CUSIP for the Digital Notes is 1730T0QL6.  The ISIN for the Digital Notes is US1730T0QL60.

Calculation Agent

The Calculation Agent for the Digital Notes will be Citigroup Global Markets.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Digital Notes.  Because the Calculation Agent is an affiliate of Citigroup Funding and a subsidiary of Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Digital Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Digital Notes.  Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from Russell or publicly available sources. Such information reflects the policies of, and is subject to change by, Russell.  Russell is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Russell 2000® Index at any time.  None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Russell 2000® Index.  The Russell 2000® Index is published by Russell and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small capitalization equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000 Index.

As of November 17, 2011, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE DIGITAL NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies determined by Russell to be part of the U.S. equity market are eligible for inclusion in the Russell 2000® Index.  If a company incorporates in, has a stated headquarters location in and also trades in the United States, the company is eligible for inclusion in the Russell 2000® Index.  If any of the three criteria do not match, Russell then defines three home country indicators (“HCIs”):  country of incorporation, country of headquarters and country of the most liquid exchange.  After the HCIs are defined, Russell cross-compares the primary location of the company’s assets with the three HCIs.  If the primary location of assets matches any of the HCIs, then the company is assigned to the country of its primary asset location.  If there is not enough information to determine a company’s primary location of assets, Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion.  Russell will use an average of two years of assets or revenues data for analysis to reduce potential turnover beginning in 2011.  If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country in which its headquarters are located unless the country is on a list of countries considered by Russell to be “benefit driven incorporation” countries.  In the latter case, the company is assigned to the country of its most liquid stock exchange.  Only companies assigned to the United States through the foregoing analysis are eligible for inclusion in the Russell 2000® Index.  Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts are excluded. American Depository Receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end investment companies and limited partnerships are also ineligible for inclusion.  If multiple share classes of common stock exist, they are combined.  In cases where the common stock share classes act independently of each other, each class is considered for inclusion separately.  Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May each year to be eligible for inclusion in the Russell 2000® Index. If an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible for inclusion if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00.  If a stock falls below $1.00 intra-year, it will not be removed, but will be evaluated at the next reconstitution.  In order to be included in the Russell 2000® Index’s annual reconstitution, a stock must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. Based on closing prices on the last trading day of May each year, Russell determines whether a company is large enough to be included in the Russell indices. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered available for the purposes of total shares outstanding determinations:

•	Common stock;

•	Non-restricted exchangeable shares (shares which may be exchanged any time, at the holder’s option, on a one-for-one basis for common stock; and

•	Partnership units/membership interests which represent an economic interest in a limited liability company or limited partnership.

A security’s shares are adjusted to include only those shares available to the public.  This is often referred to as “free float.”  The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.  Stocks are weighted in the Russell 2000® Index by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available capitalization.  Adjustments are based on information recorded in SEC corporate filings or other reliable sources:

•	ESOP or LESOP shares—corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares—when shares of a company in one of the Russell indices are held by another company also in one of the Russell indices. All shares in this class will be adjusted;

•
Large private and corporate shares—shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes—classes of common stock that are not traded on a U.S. exchange;

•	IPO lock-ups—shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell index; and

•	Government holdings:

•	Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares;

•	Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

•	Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

Russell will make certain maintenance adjustments to the Russell 2000® Index based on corporate actions of included securities. A full description of all corporate action driven changes, including timing, to the Russell indices can be found on Russell’s website.

HISTORICAL DATA ON THE UNDERLYING INDEX

Quarterly High and Low Closing Values

The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Values, as well as the end-of-quarter Closing Values, of the Russell 2000® Index from January 3, 2006 through November 17, 2011. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market value of the Digital Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Digital Notes.

	High	Low	Period End
2006
Quarter
First	765.14	684.05	765.14
Second	781.83	672.72	724.67
Third	734.48	671.94	725.59
Fourth	797.73	718.35	787.66
2007
Quarter
First	829.44	760.06	800.71
Second	855.09	803.22	833.70
Third	855.77	751.54	805.45
Fourth	845.72	735.07	766.03
2008
Quarter
First	753.55	643.97	687.97
Second	763.27	686.07	689.66
Third	754.38	657.72	679.58
Fourth	671.59	385.31	499.45
2009
Quarter
First	514.71	343.26	422.75
Second	531.68	429.16	508.28
Third	620.69	479.27	604.28
Fourth	634.07	562.40	625.39
2010
Quarter
First	690.30	586.49	678.64
Second	741.92	609.49	609.49
Third	677.64	590.03	676.14
Fourth	792.35	669.45	783.65
2011
Quarter
First	843.55	773.18	843.55
Second	865.29	777.20	827.43
Third	858.11	643.42	644.16
Fourth (through November 17, 2011)	765.43	609.49	718.75

On November 17, 2011, the Closing Value of the Underlying Index was 718.75.

The following graph illustrates the historical performance of the Underlying Index based on the Closing Value thereof on each Index Business Day from January 3, 2006 through November 17, 2011.  Past movements of the Underlying Index are not indicative of future Underlying Index Closing Values.

License Agreement

Russell and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial products, including the Digital Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Digital Notes are not sponsored, endorsed, sold or promoted by Russell Investment Group (“Russell”). Russell makes no representation or warranty, express or implied, to the holders of the Digital Notes or any member of the public regarding the advisability of investing in securities generally or in the Digital Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same.  Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Funding, its affiliates or the Digital Notes. Russell has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Digital Notes into consideration in determining, composing or calculating the Russell 2000® Index. Russell is not responsible for and has not reviewed the Digital Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness or otherwise. Russell is not responsible for and has not participated in the determination of the timing of prices at, or quantities of the Digital

Notes to be issued or in the determination or calculation of the equation by which the Digital Notes are to be converted into cash. Russell has no obligation or liability in connection with the administration, marketing or trading of the Digital Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE DIGITAL NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN RUSSELL AND CITIGROUP FUNDING.”

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Digital Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of the ownership and disposition of the Digital Notes.  It applies only to an initial investor who holds the Digital Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Digital Notes;

•	investors holding the Digital Notes as part of a “straddle,” conversion transaction or constructive sale transaction;

•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”; and

•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Digital Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Digital Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of holding and disposing of Digital Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Digital Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Digital Notes

Each holder, by purchasing the Digital Notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Digital Notes or similar instruments, significant aspects of the treatment of an investment in the Digital Notes are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Digital Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the Digital Notes as prepaid forward contracts.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Digital Notes prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Settlement of the Digital Notes.  Upon a sale or exchange of the Digital Notes, or upon settlement of the Digital Notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Digital Notes that are sold, exchanged or settled.  A U.S. Holder’s tax basis in the Digital Notes should equal the amount paid by the U.S. Holder to acquire the Digital Notes.  Any gain or loss should be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or settlement the U.S. Holder has held the Digital Notes for more than one year.  The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Digital Notes

Alternative U.S. federal income tax treatments of the Digital Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Digital Notes.  It is possible, for example, that the Digital Notes could be treated as debt instruments issued by us.  Under this treatment, the Digital Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s tax accounting method, in each year that the U.S. Holder held the Digital Notes, the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Digital Notes, even though we will not be required to make any payment with respect to the Digital Notes prior to maturity.  In addition, any gain on the sale, exchange or settlement of the Digital Notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Digital Notes could also affect the timing and character of income or loss with respect to the Digital Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Digital Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Digital Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Digital Notes.

Sale, Exchange or Settlement of the Digital Notes.  A Non-U.S. Holder of the Digital Notes generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to the Non-U.S. Holder.

If a Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Digital Notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Such holders should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Digital Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments.  If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note generally would not be subject to U.S. federal withholding or income tax, provided that: (i) income or gain in respect of the Note is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder (or a financial institution holding the Note on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an IRS Form W-8BEN on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Other U.S. federal income tax treatments of the Digital Notes are also possible.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Digital Notes, possibly with retroactive effect. Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the Digital Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Digital Notes.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or settlement of the Digital Notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code.  A Non-U.S. Holder (or financial institution holding the Digital Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with the appropriate IRS form will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Digital Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $             aggregate stated principal amount of the Digital Notes (             Digital Notes) for $980.00 per Digital Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets Inc. proposes to offer the Digital Notes to selected dealers not affiliated with Citigroup Global Markets at the public offering price less a fixed selling concession of $20.00 per Digital Note. If all of the Digital Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

The Digital Notes will not be listed on any exchange.

In order to hedge its obligations under the Digital Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Digital Notes—The Market Value of the Digital Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.  Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Digital Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Digital Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Digital Notes through and including the date of disposition of such Digital Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R.  2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Digital Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Digital Notes or (B) its acquisition and holding of the Digital Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Digital Return Notes Based on the
Value of the Russell 2000® Index
due May   , 2013
($1,000 Stated Principal Amount per Digital Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
November   , 2011

(Including Prospectus Supplement
Dated May 12, 2011 and
Prospectus Dated May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Summary Information – Q&A	PS-2
Risk Factors Relating to the Digital Notes	PS-6
Description of the Digital Notes	PS-11
Description of the Russell 2000® Index	PS-17
Historical Data on the Underlying Index	PS-20
United States Federal Tax Considerations	PS-23
Plan of Distribution; Conflicts of Interest	PS-26
ERISA Matters	PS-26

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution	S-41
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28